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                             June 18, 2024

       Avraham Dreyfuss
       Chief Financial Officer
       Fortress Net Lease REIT
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Fortress Net Lease
REIT
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 26,
2024
                                                            File No. 000-56632

       Dear Avraham Dreyfuss:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G filed April 26, 2024

       General

   1. We acknowledge your response to prior comment 1, but disagree with your conclusion that providing a
comparative breakdown between your valuations and your historical
                                                        NAV calculations would
not be useful to your investors. In future filings, please expand your NAV presentation
to provide this information.
       Reporting Obligations, page 32

   2. We note your statement that you may use your website "as a distribution channel for company information,
which information may be deemed material" and your statement that investors should
monitor your website in addition to your SEC filings. Please remove any suggestion from
your disclosure that material information would not be available to your investors via your
SEC filings on EDGAR, or advise us as to how the company
                                                        intends to comply with
its reporting obligations under the Exchange Act.
 Avraham Dreyfuss
Fortress Net Lease REIT
June 18, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 with any other questions.



                                                          Sincerely,
FirstName LastNameAvraham Dreyfuss
                                                          Division of
Corporation Finance
Comapany NameFortress Net Lease REIT
                                                          Office of Real Estate
& Construction
June 18, 2024 Page 2
cc:       Ross M. Leff, P.C.
FirstName LastName